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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 31, 2003

Aurelia Energy N.V.

(Translation of registrant's name into English)

Landhuis Joonchi
Kaya Richard J. Beaujon z/n
Curaçao, Netherlands Antilles
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

        Not Applicable.

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

GLAS DOWR STATUS REPORT—AUGUST 8, 2003

        Bluewater is pleased to announce that the Glas Dowr commenced production on August 7, 2003 on the Sable field. The Sable field is located in the Bredasdorp basin off South Africa about 150 km Southwest of Mossel Bay. Prior to commissioning, Glas Dowr's production and processing facilities were upgraded and modified in a Cape Town-based construction yard.

        Bluewater expects to operate the floating production, storage and offloading (FPSO) vessel, shuttle tanker and subsea equipment for the duration of the Sable field's productive life. The term of the service agreement is ten years, with a minimum term of three years. Bluewater will be paid day rates under the service agreement from the date of commencement of production.

        Bluewater entered into a contract with Technip France, under which Technip France was responsible for the design, supply and installation of the subsea facilities at the Sable field, including all production risers and umbilicals, in-field flow lines and associated equipment. Technip France also completed the installation and hook up of the vessel.

        The Bluewater group, a group of companies that comprise a specialized service provider to and operator in the offshore oil industry, is a leader in the design, development, ownership and operation of tanker based production and storage systems, which they operate for oil companies under medium-and long-term service agreements, and specializes in the design and supply of innovative mooring and transfer systems. The Bluewater group is headquartered in the Netherlands, with additional offices in the United Kingdom, the United States, Nigeria, Angola, South Africa, Singapore and China.

        Some of the information contained herein contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Aurelia Energy N.V.'s filings with the U.S. Securities and Exchange Commission, including those contained in their Annual Report on Form 20-F filed on April 23, 2003 and Current Reports on Form 6-K submitted on May 30, 2003, April 22, 2003, April 10, 2003, February 13, 2003 and February 3, 2003. No obligation is undertaken to publicly update or revise any forward-looking statements.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AURELIA ENERGY N.V. (Registrant)
By:	/s/ G.E. ELIAS (Signature) INTERTRUST (CURACAO) N.V. MANAGING DIRECTOR BY: G. E. ELIAS MANAGING DIRECTOR-CHAIRMAN

Date: August 8, 2003

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GLAS DOWR STATUS REPORT—AUGUST 8, 2003
SIGNATURES